UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of January 2008
Commission File Number: 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100.
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not Applicable

Infosys Technologies Limited (the "Company") hereby furnishes the United States Securities and Exchange Commission with the information contained in this Report on Form 6-K. The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

The information furnished in this Report on Form 6-K relates to two recent incidents involving the Company’s Insider Trading Rules.  Pursuant to the terms of the Insider Trading Rules, a director, officer or certain other designated employees of the Company (“Designated Individuals”) may buy or sell the Company's securities only after prior notification to the Company pursuant to a pre-clearance process prescribed by the Company, may only buy or sell securities during an open trading window, and must notify the Company within one business day following any change in such Designated Individual’s shareholding. The process prescribed by the Company requires a Designated Individual to apply to the Company’s Compliance Officer for pre-clearance of each such transaction and to provide certain information and undertakings to the Company through its Compliance Officer.

On December 7, 2007, Mr. Jeffrey Sean Lehman, an independent director of the Company, sold 900 American Depositary Shares (“ADSs”) of the Company.  Mr. Lehman notified the Company of his intent to sell his ADSs, sold such ADSs during an open trading window and notified the Company within one business day following the execution of the transaction. However, Mr. Lehman inadvertently failed to seek the approval of the Company’s Compliance Officer and also failed to provide the Company with the requisite information and undertakings in advance of such sale, which failures were a violation of the Company's Insider Trading Rules. The audit committee of the Company's board of directors, which is responsible for oversight of compliance with the Company's standards of business conduct, on January 2, 2008, determined that Mr. Lehman’s failure to seek the approval of the Company’s Compliance Officer and to provide the requisite information and undertakings in advance of the sale of ADSs was a technical violation of the Insider Trading Rules, which forms a part of the Company's Code of Conduct, and therefore imposed upon Mr. Lehman a penalty of $2,000, which Mr. Lehman was directed to donate to a charitable organization of his choice.  Mr. Lehman has made the donation as directed by the Company’s audit committee.

Additionally, on December 24, 2007, Mr. S. Gopalakrishnan, the Chief Executive Officer and Managing Director of the Company, inherited 12,800 equity shares from his mother.  Mr. Gopalakrishnan inadvertently failed to notify the Company within one business day following the change in his shareholding, which failure was also a violation of the Company's Insider Trading Rules.  On January 10, 2008, the audit committee of the Company’s board of directors determined that Mr. Gopalakrishnan’s failure to provide notification was a technical violation of the Insider Trading Rules, although it noted that it believed that Mr. Gopalakrishnan had no intention of contravening the Insider Trading Rules.  However, given the position of responsibility held by Mr. Gopalakrishnan in the Company, the audit committee imposed upon him a penalty of Rs. 5,00,000/-, which Mr. Gopalakrishnan was directed to donate to a charitable organization of his choice.  Mr. Gopalakrishnan has made the donation as directed by the Company’s audit committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Technologies Limited
/s/ S. Gopalakrishnan S. Gopalakrishnan
Date: January 22, 2008	Chief Executive Officer